UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K

________________

           (Mark One)

           [X} Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
           For the fiscal year ended January 31, 2004.

or

           [  ]  Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
           For the transition period from ______ to ______.

Commission file number 1-6991

           A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

           B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

________________

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

________________

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
As of January 31, 2004 and 2003, and for the Year Ended January 31, 2004

Page 2 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Financial Statements and
Supplemental Schedule

As of January 31, 2004 and 2003, and for the Year Ended January 31, 2004

Page 3 of 17 (Form 11-K)

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the
   Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended January 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP (Signature)

July 28, 2004
Rogers, Arkansas

Page 4 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31
	2004	2003

Assets
Investments	$16,048,205	$ 4,078,014

Receivables:
Company contributions	3,467,520	1,347,524
Associate contributions	4,979	4,148
Total receivables	$ 3,472,499	$ 1,351,672
Cash	5,054	3,076

Net assets available for benefits	$19,525,758	$ 5,432,762

            See accompanying notes.

Page 5 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2004

Additions
Company contributions	$ 3,467,520
Associate contributions	272,333
Net depreciation in fair value of investments	(114,326)
Interest and dividend income	171,775
Other	3,642
3,800,944

Transfer in from Profit Sharing Plan	10,889,464

Total additions	14,690,408

Deductions
Benefit payments	570,765
Administrative expenses	19,166
Other, net	7,481
Total deductions	597,412

Net increase	14,092,996
Net assets available for benefits at beginning of year	5,432,762
Net assets available for benefits at end of year	$19,525,758

                      See accompanying notes.

Page 6 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2004

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the Plan) provides only general information regarding the Plan as in effect on January 31, 2004. This document is not part of the Summary Plan Description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Income Tax Act of 1954 (PRITA), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Puerto Rico, Inc. (Wal-Mart or the Company) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan is a defined contribution plan established by the Company on February 1, 1997, which was amended, effective October 31, 2003, to merge certain assets of the Wal-Mart Stores, Inc. Profit Sharing Plan into the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The surviving Plan is named Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.  As a result of the merger, approximately $10.9 million of assets were transferred into the Plan on October 31, 2003.

Each eligible employee who was a participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be an eligible employee. Each eligible employee who is not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of PRITA and ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Vice-President, Retirement Savings Plans, to administer the Plan.

Page 7 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (BPPR) while Merrill Lynch Investment Managers LLC (Merrill Lynch) is the custodian of the Plan’s assets and recordkeeper for the Plan. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions according to the direction of participants and policies established by the Retirement Plans Committee. Merrill Lynch makes payments to beneficiaries from the Plan in accordance with the Plan. The custodian and recordkeeper is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch and manager of the Merrill Lynch Equity Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s contribution if the associate meets certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year.

At the end of each Plan year, the Board of Directors of the Company or its authorized committee or delegate, at their discretion, determines the Company’s contribution (if any). The Company’s contribution for each associate will be based on a percentage of the associate’s eligible wages for the Plan year. Wal-Mart’s contribution is discretionary and can vary from year to year. For fiscal Plan year ended January 31, 2004, the discretionary contribution percentage was two percent of eligible participant’s compensation for both the Company’s qualified non-elective 401(k) contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of PRITA and ERISA.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution to the Plan made on the associate’s behalf, and (b) an allocation, as defined, of Plan earnings (losses), net of administrative expenses.  The benefit to which a participant is entitled

Page 8 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

from the Plan is dependent on the amount in the participant’s account. Forfeited balances of terminated participants’ nonvested accounts of 401(k) contributions are used to reduce Company contributions for such Plan year. Forfeited balances of terminated participants’ nonvested Profit Sharing contributions are allocated accordingly. Allocation of forfeitures to participants are based on eligible wages. As of January 31, 2004, forfeited nonvested Profit Sharing accounts reallocated to remaining participants totaled $205,000.

Vesting

Participants are immediately vested in all elective contributions, 401(k) contributions, tax credit contributions and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years three through seven. Profit Sharing contribution accounts shall become fully vested upon participant retirement at age 65 or above or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company is a lump-sum payment or five-year annual installments in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contribution account in whole shares of Company stock, with partial or fractional shares paid in cash, even if such account is not invested in Company stock. Participants may also elect to receive a single lump-sum payment of their 401(k) contribution in whole shares of Company stock, with partial or fractional shares paid in cash, but only to the extent such accounts are invested in Company stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and 401(k) accounts are not invested in Company stock, the account balances will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company.

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship, as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Page 9 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA and PRITA. In the event of a complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall be immediately vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant or former participant may direct the Trustee to invest any portion of his/her elective contributions and 401(k) contribution accounts in available investment options. Participant investment options include a variety of mutual funds, common collective trusts and Wal-Mart Stores Inc. Common Stock. The associates may change their selections at any time throughout the year.

Participants' Profit Sharing accounts and Profit Sharing rollover contribution accounts are invested at the direction of the Retirement Plans Committee for participants with less than seven years of service.  The Retirement Plans Committee directs contributions to be invested in Wal-Mart Stores, Inc. Common Stock and the Merrill Lynch Retirement Preservation Fund.  Participants with at least seven years of service may direct the Trustee to invest such accounts in available investment options. Participant investment options include a variety of mutual funds, common collective trusts and Wal-Mart Stores Inc. Common Stock. The associates may change their selections at any time throughout the year.

Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

Page 10 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end. Wal-Mart Stores, Inc. Common Stock is stated at fair value, which equals the quoted market price on the last business day of the year. Investments in common collective trusts are stated at the fair value of the underlying assets determined by the custodian. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid.  Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan were paid in March 2004.

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

3. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions. The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of changes in net assets available for benefits.

Page 11 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During fiscal year 2004 the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Common Stock	$ (813,885)
Mutual Funds	565,475
Common Collective Trusts	134,084
Total	$ (114,326)

The fair value of individual investments that represent five percent or more of the Plan’s net assets at January 31, 2004 and 2003, are as follows:

2004

PIMCO Total Return Fund	$1,822,845
Merrill Lynch Retirement Preservation Fund	2,594,839
Wal-Mart Stores, Inc. Common Stock	9,313,508
2003

Merrill Lynch Equity Index Fund	$ 903,537
PIMCO Total Return Fund	1,208,433
Putnam New Opportunities Fund	387,362
Merrill Lynch Retirement Preservation Trust	1,125,335

Page 12 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as follows:

	As of January 31, 2004
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund
Assets:
Investments	$ 9,313,508	$ 2,594,839

Contributions receivable	1,700,420	584,445
Net assets available for benefits	$11,013,928	$ 3,179,284

	Year Ended January 31, 2004
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund
Changes in net assets:
Contributions	$ 1,779,539	$ 600,765
Interest and dividends	17,270	27,655
Net depreciation in fair
value of investments	(813,885)	-
Transfer in from Profit Sharing Plan	9,865,958	1,023,506
Benefit payments	(121,379)	(78,817)
Administrative expenses	(131)	(495)
Net interfund transfers	(3,954)	1,604,456
Other, net	(1,702)	2,214
Net increase	10,721,716	3,179,284
Net assets available for benefits at
beginning of year	292,212	-
Net assets available for benefits at
end of year	$11,013,928	$ 3,179,284

The above table represents the changes in net assets available for benefits for both the 401(k) and Profit Sharing investments.  The Profit Sharing Plan investments include a portion that is non-participant-directed.   The table includes both non-participant and participant-directed investments, as the non-participant-directed investments cannot be segregated from the total.

Page 13 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per financial statements to Form 5500:

	January 31
	2004	2003

Net assets available for benefits per the financial statements	$19,525,758	$5,432,762
Amounts allocated to withdrawing participants	(2,022)	(25,328)
Net assets available for benefits per the Form 5500	$19,523,736	$5,407,434

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

Year ended January 31 2004
Benefit payments per the financial statements	$ 570,765
Add: Amounts allocated to withdrawn participants at end of year	2,022
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of the year	(25,328)
Benefit payments per the Form 5500	$ 547,459

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not yet paid as of that date.

Page 14 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, stating that the Plan is qualified under Section 165(a) of PRITA and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the PRITA, the Plan was amended. Once qualified, the Plan is required to operate in conformity with PRITA and ERISA to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of PRITA and ERISA and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

7. Related-Party Transactions

Certain plan investments are shares of common stock of Wal-Mart Stores, Inc. and shares of common collective trusts managed by Merrill Lynch. Wal-Mart Stores, Inc. is the Plan sponsor, and Merrill Lynch is the custodian and record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the custodial and record-keeping services amounted to $19,166 for the year ended January 31, 2004.

8. Subsequent Event

On December 23, 2003, the Retirement Plans Committee approved an amendment to the plan, effective January 1, 2004, to provide that any former employee of Supermercados Amigo, Inc. who becomes eligible to participate in the plan, as a result of the merger of Supermercados Amigo, Inc. into Wal-Mart Puerto Rico, Inc. shall become a participant in the Plan as of the later of (1) February 1, 2004 or (2) if such an employee has not satisfied the eligibility requirements of the Plan document as of February 1, 2004, then as of the date such employee satisfies the eligibility requirements under the Plan document.

Page 15 of 17 (Form 11-K)

Supplemental Schedule

Page 16 of 17 (Form 11-K)

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

January 31, 2004

EIN#: 66-0475164
Plan#: 004

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturing Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Non-Participant-Directed:
*	Wal-Mart Stores, Inc.	Common Stock	$ 678,423	$ 9,313,508
*	Merrill Lynch	Retirement Preservation Fund	2,594,839	2,594,839
				11,908,347

	Participant-Directed:
*	Merrill Lynch	Equity Index Trust		506,467
	AIM Funds	International Growth Fund		142
	American Europacific	Growth Fund		309,517
	Ariel	Ariel Fund		323,383
	Davis Funds	New York Venture Fund		437,022
	Franklin Templeton Investments	Small Mid-Cap Growth Fund		301,035
	Massachusetts Investors	Growth Stock Fund		438,842
	PIMCO Funds	PEA Innovation Fund		380
	PIMCO Funds	Total Return Fund		1,822,845
	Other (Pending Settlement Fund)			225
				4,139,858

	Total Investments			$ 16,048,205

* Party-in-interest

Note: Column (d) is not applicable for participant directed investments.

Page 17 of 17 (Form 11-K)